Exhibit 17.1

RESIGNATION

I, Lawrence May, hereby tender and submit my resignation as a director of Cobalis Corp., a Nevada corporation, (“Company”), such resignation to be effective on the 14th day of February 2007. I acknowledge herewith that only further obligation the Company has with regard to my service is to allow the extension of warrants held by me until after the Company’s authorized common stock is increased to 100,000,000 shares. My resignation was not the result of any disagreement with the policies or practices of the Company.

/s/ Lawrence May
Lawrence May